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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                MDT CORPORATION
                           (Name of Subject Company)

                                MDT CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE,
                            INCLUDING THE ASSOCIATED
                          COMMON STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                  552687 10 5
                     (CUSIP Number of Class of Securities)

                               J. MILES BRANAGAN
                            CHIEF EXECUTIVE OFFICER
                                MDT CORPORATION
                                 STRATFORD HALL
                                   SUITE 200
                                1009 SLATER ROAD
                          DURHAM, NORTH CAROLINA 27703
                                 (919) 941-9745
                          (Name, address and telephone
                         number of person authorized to
                      receive notice and communications on
                     behalf of the person filing statement)

                                with a copy to:
                                 C. JAMES LEVIN
                               O'MELVENY & MYERS
                             400 SOUTH HOPE STREET
                                   15TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 669-6000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is MDT Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is Stratford Hall, Suite 200, 1009 Slater Road, Durham, North Carolina 27703. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.25 per share, of the Company (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights") of the Company issued pursuant to the Rights Agreement dated as of February 12, 1990, between the Company and Bank of America, N.T. & S.A., as rights agent, as extended or amended pursuant to the Rights Agreement dated as of August 1, 1992 and the Amendment to Rights Agreement dated as of May 10, 1996, between the Company and Chemical Trust Company of California, as successor rights agent. Unless the context requires otherwise, all references to Shares herein shall include the associated Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") by Getinge Acquisition Corp., a Delaware corporation (the "Bidder"), and an indirect wholly-owned subsidiary of Getinge Industrier AB (publ), a corporation organized under the laws of Sweden ("Getinge"), for all outstanding Shares at $4.50 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of May 12, 1996 (the "Merger Agreement"), by and among Getinge, the Bidder and the Company. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 17, 1996, as filed with the Securities and Exchange Commission (the "Schedule 14D-1"). The address of the principal executive offices of the Bidder is set forth in the Schedule 14D-1, 8130 Lehigh Avenue, Morton Grove, Illinois 60053.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described on pages I-5 through I-6 (under the caption "Directors Compensation"), pages I-7 through I-10 (under the captions "Employment Agreements" and "Employee Benefit Plans") and Page I-11 (under the section entitled "Certain Transactions") of the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder (the "Information Statement"), a copy of which is included as Schedule I hereto and incorporated herein by reference in its entirety. As of the date hereof, except as described under the captions "Merger Agreement" and "Environmental Investigations Indemnity" below or as set forth in the above-referenced sections of the Information Statement, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Bidder or the Bidder's executive officers, directors or affiliates.

MERGER AGREEMENT

     The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. The following summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto and is incorporated herein by reference in its entirety.

     The Offer. The Merger Agreement provides that the obligation of Bidder to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other conditions described below. See "Certain Conditions of the Offer." The Merger Agreement provides that, without the prior written consent of the Company, Bidder will not
(i) decrease the Offer Price, (ii) decrease the number of Shares sought, (iii) decrease the Minimum Condition, (iv) change the form of consideration payable in the Offer, or (v) impose any additional, or amend any other term or condition of the Offer in any manner adverse to the Stockholders.

     Pursuant to the Merger Agreement, the Company has approved of and consented to the Offer and has represented that the Board of Directors of the Company has
(i) unanimously determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Stockholders, (ii) received the opinion of Lehman Brothers Inc. to the effect that the Offer and the Merger are fair to Stockholders from a financial point of view, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that Stockholders accept the Offer, tender their Shares thereunder to Bidder and approve and adopt the Merger Agreement and the Merger. Pursuant to the Merger Agreement, the Company has agreed that concurrent with the commencement of the Offer, it will file with the Commission and mail to Stockholders this Schedule 14D-9, which contains the recommendation of the Board of Directors that Stockholders accept the Offer, tender their Shares thereunder and approve and adopt the Merger Agreement and the Merger.

     Certain Conditions of the Offer. In addition to (and not in limitation of) Bidder's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Bidder will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-1(c) under the Exchange Act (relating to Bidder's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which would constitute at least the Minimum Condition,
(ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act") has not expired or terminated, or (iii) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by Bidder, in its sole discretion (reasonably determined), to have occurred:

          (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (1) prohibits, or imposes any material limitations, other than limitations generally affecting the industries in which the Company and Getinge conduct their business, on Getinge's or Bidder's ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the Company's businesses or assets as a whole, or compels Getinge or Bidder or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Getinge, in each case taken as a whole, (2) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (3) results in the material delay in the ability of Bidder, or renders Bidder unable, to accept for payment, pay for or purchase a material amount of the Shares, or
     (4) imposes material limitations on the ability of Bidder or Getinge effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Stockholders;

          (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities in the NASDAQ National Market System, for a period in excess of three hours, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Sweden (whether or not mandatory), (3) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Sweden and having a Material Adverse Effect (as defined in the Merger Agreement) or materially adversely affecting or delaying the Offer, (4) any limitation (whether or not mandatory) by any Swedish or United States governmental authority on the extension of credit by banks or other financial institutions in a manner which prohibits the extension of funds under the financing commitment provided to Getinge by

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     Skandinaviska Enskilda Banken AB, or (5) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (c)(1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respects as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date, (2) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or (3) there shall have occurred any events or changes which have had individually or in the aggregate a Material Adverse Effect on the Company and its subsidiaries taken as a whole; provided, however, that for purposes of determining the trueness and correctness of the representations and warranties under clause (1) above and for purposes of clause (3) above, no change or effect shall be deemed a Material Adverse Effect to the extent that such change or effect arises (i) from developments, events or changes arising out of the transactions contemplated by the Merger Agreement and specifically relating to Getinge as the acquiror of the Company or (ii) from general economic conditions or matters generally affecting the industries in which the Company conducts its business;

          (d) the Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Getinge or Bidder (including by amendment of this Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Board of Directors, upon request of Bidder, shall fail to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing; or

          (e) the Merger Agreement shall have terminated in accordance with its terms;

which in the sole judgment of Getinge or Bidder (subject to the provisions of the Merger Agreement), in any such case, and regardless of the circumstances (including any action or inaction by Getinge or Bidder) giving rise to such conditions makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     Subject to the provisions of the Merger Agreement, the foregoing conditions are for the sole benefit of Getinge and Bidder and may be asserted by Bidder or, subject to the terms of the Merger Agreement, may be waived by Getinge or Bidder, in whole or in part at any time and from time to time in the sole discretion of Getinge or Bidder, provided, that the condition set forth in clause (e) above may be waived only by the mutual consent of Getinge or Bidder and the Company.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, Bidder will be merged with and into the Company and the separate corporate existence of Bidder shall cease, with the Company continuing as the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and continuing to be governed by the laws of the State of Delaware. As of the Effective Time, each Share issued and outstanding (other than Shares held in the treasury of the Company or any subsidiary thereof, any Shares owned by Bidder or any subsidiary thereof, and any Shares held by Stockholders exercising appraisal rights pursuant to the DGCL) will be converted into the right to receive the Offer Price in cash, without interest.

     Pursuant to the Merger Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or any shares of capital stock of Bidder, each issued and outstanding share of capital stock of Bidder will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Agreements of the Company, Getinge and Bidder. In the Merger Agreement, the Company has represented that the Board of Directors has duly and validly approved the transactions contemplated thereby for the purposes of Section 203 of the DGCL. Accordingly, the provisions of Section 203 of the DGCL will not apply to the transactions contemplated by the Merger Agreement. The Company has also represented that no other state takeover statute or similar statute or regulation applies or purports to apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Furthermore, the Company has represented in the Merger Agreement that the Board of Directors has taken all necessary action so that (i) the

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Rights will not be exercisable, trade separately, or be otherwise affected by the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) in consummating the Offer and the Merger, none of Getinge and its affiliates will be deemed to be an "Acquiring Person" for purposes of the Rights Agreement, and (iii) a "Distribution Date" (as defined in the Rights Agreement) will not occur by virtue of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Company has also agreed in the Merger Agreement to take any action reasonably requested by Getinge to ensure and confirm that the Company, Getinge and their respective affiliates will not have any obligations in connection with the Rights or the Rights Agreement in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

     Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its Stockholders (the "Special Meeting") as promptly as practicable following the acceptance for payment and purchase of Shares by Bidder pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement. If Bidder acquires (pursuant to the Offer or otherwise) at least two-thirds of the outstanding Shares, Bidder will have sufficient voting power to approve the Merger without the affirmative vote of any other Stockholder.

     The Merger Agreement provides that if required by applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law, prepare and file with the Commission a preliminary proxy or information statement in accordance with the Exchange Act relating to the Merger and the Merger Agreement and use its best efforts to obtain and furnish the information required to be included by the Exchange Act and the Commission in such proxy or information statement (including any amendment or supplement thereto, the "Proxy Statement") and, after consultation with Getinge, to respond promptly to any comments made by the Commission with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement to be mailed to its stockholders. The Company has also agreed to include in the Proxy Statement the recommendation of the Board of Directors that Stockholders vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Getinge has agreed to vote, or cause to be voted, all Shares then owned by it, Bidder or any of Getinge's other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement further provides that each of Getinge, Bidder and the Company have agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, including to obtain all necessary waivers, consents and approvals, to defend all lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of any of the transactions contemplated by the Merger Agreement, and to execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

     The Merger Agreement provides that promptly upon the purchase of and payment for any Shares pursuant to the Offer, Getinge shall be entitled to designate for appointment or election to the Board of Directors, upon written notice to the Company, such number of directors, rounded up to the next whole number, on the Board of Directors such that the percentage of its designees on the Board shall equal the percentage of the outstanding Shares beneficially owned by Getinge and its affiliates. In furtherance thereof, the Company shall, upon request of Bidder, use its best efforts promptly to cause Getinge's designees to be so elected to the Company's Board, and in furtherance thereof, to the extent necessary, increase the size of the Board of Directors. The Company shall also cause persons designated by Getinge to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. The Company has agreed to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations to appoint such designees, including mailing to stockholders the information required by such
Section 14(f) and Rule 14f-1 (or, at Getinge's request, furnishing such information to Getinge for inclusion in the Schedule 14D-1 and the Offer to Purchase) as is necessary to enable Getinge's

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designees to be elected to the Board of Directors. Such required information is set forth in Schedule I to the Company's Schedule 14D-9.

     From and after the time, if any, that Getinge's designees constitute a majority of the Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Getinge or Bidder thereunder, any waiver of any condition or any of the Company's rights thereunder or other action by the Company thereunder may be effected only by the action of a majority of the directors of the Company then in office who are not officers of Getinge or designees, stockholders or affiliates of Getinge, which action shall be deemed to constitute the action of any committee specifically designated by the Board of Directors to approve the actions and transactions contemplated by the Merger Agreement and the full Board of Directors; provided, that if there shall be no such directors, such actions may be effected by majority vote of the entire Board of Directors.

     The Merger Agreement provides that the directors of Bidder at the Effective Time shall be the initial directors of the Surviving Corporation. The officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation.

     The Company has agreed in the Merger Agreement that until the acquisition of the Shares pursuant to the Offer, except as specifically contemplated by the Merger Agreement, the Company shall and shall cause its subsidiaries to carry on their respective businesses in the ordinary course and use all commercially reasonable efforts consistent with good business judgment to preserve intact their current business organizations and, subject to complying with subsections
(viii) and (ix) below, keep available the services of their current officers and key employees and preserve their relationships consistent with past practice with desirable customers, suppliers, licensors, licensees, distributors and others having business dealings with them. The Company has further covenanted and agreed that, except as expressly contemplated by the Merger Agreement or as consented to in writing by Getinge (which consent shall not be withheld unreasonably), after the date of the Merger Agreement and prior to the consummation of the Offer:

          (i) neither the Company nor any of its subsidiaries shall, directly or indirectly, amend its certificate of incorporation or by-laws or similar organizational documents;

          (ii) neither the Company nor any of its subsidiaries shall: (A)(1) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries, or (2) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (B) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares issued upon the exercise of employee or director stock options ("Options") outstanding on the date of the Merger Agreement granted under the Company's 1987 Stock Option Plan, as amended and restated through May 1, 1993 (the "Option Plan") as in effect on the date of the Merger Agreement; or (C) split, combine or reclassify the outstanding capital stock of the Company or of any of the subsidiaries of the Company;

          (iii) neither the Company nor any of its subsidiaries shall acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are subsidiaries of the Company or any of the Company's subsidiaries) or (B) any assets, including real estate, except (1) purchases of inventory, furnishings, equipment, fuel and other non-material assets in the ordinary course of business consistent with past practice or (2) expenditures consistent with the Company's current capital budget previously provided to Getinge as set forth in the Merger Agreement (the "Capital Budget");

          (iv) neither the Company nor any of its subsidiaries shall make any new capital expenditure or expenditures, other than capital expenditures not to exceed, in the aggregate, the amounts provided for capital expenditures in the Capital Budget;

          (v) neither the Company nor any of its subsidiaries shall, except in the ordinary course of business and consistent with past practice or as provided for in the Capital Budget, undertake or agree to

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

     undertake any capital expenditures for the construction or acquisition of any plant, manufacturing or distribution facility, equipment, or other real property or fixtures except in the ordinary course of business and consistent with past practice;

          (vi) neither the Company nor any of its subsidiaries shall, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, modify, amend or terminate any material contract or agreement set forth in any reports, proxy statements, forms and other documents required to be filed with the Commission since January 1, 1993 (the "Commission Documents") to which the Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims;

          (vii) neither the Company nor any of its subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any property or assets other than in the ordinary course of business and consistent with past practice;

          (viii) neither the Company nor any of its subsidiaries shall: (A) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or key employee of the Company or any its subsidiaries; or (B) hire or agree to hire any new or additional key employees or officers at an annual salary in excess of $125,000;

          (ix) neither the Company nor any of its subsidiaries shall, except as required to comply with applicable law or expressly provided in the Merger Agreement, (A) adopt, enter into, terminate or amend any Benefit Plan (as defined in the Merger Agreement) or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such Benefit Plans with the terms of the Merger Agreement, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice to employees other than directors, officers or senior management personnel and that, in the aggregate, do not result in a significant increase in benefits or compensation expense to the Company and its subsidiaries relative to the level in effect prior to such action (but in no event shall the aggregate amount of all such increases exceed 3% of the aggregate annualized compensation expense of the Company and its subsidiaries reported in the most recent audited financial statements of the Company included in the Commission Documents)), (C) pay any benefit not provided for under any Benefit Plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder) or (E) except as required by the current terms thereof, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (x) neither the Company nor any of its subsidiaries shall: (A) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (B) incur or modify any material indebtedness or other liability except as set forth in the Merger Agreement; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (D) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company, or by such subsidiaries to the Company, or customary loans or advances to employees in accordance with past practice); (E) settle any claims in excess of $100,000 other than in the ordinary course of business, in accordance with past practice, and without admission of liability; or
     (F) enter into any material commitment or transaction in excess of $100,000 except in the ordinary course of business;

          (xi) neither the Company nor any of its subsidiaries shall change any of the accounting methods used by it unless required by U.S. GAAP;

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

          (xii) neither the Company nor any of its subsidiaries shall make any material tax election or settle or compromise any material tax liability;

          (xiii) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, or of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries; or, except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality agreement or undertaking to which the Company or any of its subsidiaries is a party; and

          (xiv) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     The Merger Agreement further provides that the Company shall not, and shall not permit any of its subsidiaries to, take any voluntary action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material manner having a Material Adverse Effect (as defined in the Merger Agreement) or (iii) any of the conditions to the Offer described above following the caption "Certain Conditions of the Offer" not being satisfied (subject to the Company's right to take action specifically permitted by the "No Solicitation" provisions of the Merger Agreement described below).

     The Merger Agreement requires that the Company shall (and shall cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Getinge (subject to applicable law and any existing confidentiality provisions in Company contracts), access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, including, at Getinge's discretion, access to conduct environmental investigations on the terms and conditions set forth in letter agreements between Getinge and the Company dated April 26, 1996 and May 10, 1996; provided, however, that the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Getinge (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as Getinge may reasonably request. Except as otherwise agreed to in writing by the Company, unless and until Getinge and Bidder shall have purchased at least a majority of the outstanding Shares pursuant to the Offer, Getinge will be bound by the terms of a confidentiality agreement with the Company dated September 26, 1995 (the "Confidentiality Agreement").

     No Solicitation. The Company has agreed in the Merger Agreement that it shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, solicit or initiate, or knowingly encourage the submission of, any Takeover Proposal (as hereinafter defined). Notwithstanding the foregoing, and subject to the second succeeding paragraph below, if prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors, after receiving advice from outside legal counsel to the Company, determines that a failure to act would be inconsistent with its fiduciary duties to the Stockholders under applicable law, the Company may (i) furnish information with respect to the Company to any person in response to an unsolicited request pursuant to a confidentiality agreement with terms and conditions similar to the Confidentiality Agreement and
(ii) participate in discussions and negotiations regarding any potential Takeover Proposal. For purposes of the Merger Agreement, "Takeover Proposal" means (a) any proposal or offer from any person relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of the Company or any of its subsidiaries or of any class of equity securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning shares of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries other than the transactions contemplated by the Merger Agreement, or (b) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger.

     Pursuant to the Merger Agreement, and subject to compliance by the members of the Board of Directors with their fiduciary duties, neither the Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Getinge or Bidder, the approval or recommendation by the Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any definitive agreement to consummate any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the time of acceptance for payment of Shares in the Offer if in the opinion of the Board of Directors, after receiving advice from outside legal counsel to the Company, failure to act would be inconsistent with its fiduciary duties to the Stockholders under applicable law, the Board of Directors may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend or propose to approve or recommend a Takeover Proposal, or enter into an agreement with respect to a Takeover Proposal, in each case at any time after midnight on the next business day following Getinge's receipt of written notice (a "Notice of Takeover Proposal") advising Getinge that the Board of Directors has received a Takeover Proposal, specifying the material terms and conditions of such Takeover Proposal and identifying the person making such Takeover Proposal; provided that the Company shall not enter into a definitive agreement to consummate a Takeover Proposal unless the Company shall have furnished Getinge with a Notice of Takeover Proposal within the time frame provided in the immediately preceding clause in advance of any date that it intends to enter into such agreement. In addition, if the Company enters into a definitive agreement with respect to any Takeover Proposal, it shall concurrently with entering into such agreement pay, or cause to be paid, to Getinge the Expenses (as such term is defined in the Merger Agreement).

     In addition to the obligations of the Company set forth in clause (i) of the preceding paragraph, the Company is obligated to advise Getinge of any Takeover Proposal, or any proposal with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal, and the identity of the person making any such Takeover Proposal or inquiry.

     The Company shall be entitled, in the exercise of the Board of Directors' fiduciary duties, to notify any person that has made a Takeover Proposal of the material terms and conditions of any change or modification to the terms and conditions of the Offer or Merger, or of any alternative transaction (a "Responsive Offer") that may be proposed by Getinge, Bidder or any of their affiliates. Getinge and Bidder agree that all such Responsive Offers shall remain open for at least two full business days after receipt by the Company.

     Agreements Respecting Employee Matters. The Merger Agreement provides that the Company shall, effective as of the commencement of the Offer, cause each Option outstanding under the Option Plan, whether or not then exercisable or vested, to become fully exercisable and vested. The Company shall, effective on or before the consummation of the Offer, cause each Option that is then outstanding to be cancelled.

     The Merger Agreement specifies that the Option Plan shall terminate as of the Effective Time and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in the Option Plan shall have any right thereunder to acquire any capital stock of the Company, Getinge or the Surviving Corporation.

     Pursuant to the Merger Agreement, for a period of one year following the Effective Time, Bidder shall, or shall cause the Surviving Corporation to, provide all of the employees of the Surviving Corporation and its subsidiaries with employee benefit plans, programs, policies or arrangements (the "Bidder Benefit Plans") as are substantially equivalent, in the aggregate, to those currently provided by the Company (the "Current

Benefit Plans"), so long as such Current Benefit Plans are not materially more favorable, in the aggregate, than the benefit plans generally provided to employees of companies within the Company's industry. In the event such Current Benefit Plans are materially more favorable, in the aggregate, than the benefit plans generally provided to employees of companies within the Company's industry, Bidder shall, or shall cause the Surviving Corporation to, provide for a period of one year following the Effective Time to all employees of the Surviving Corporation employee benefit plans that are substantially equivalent, in the aggregate, to the benefit plans generally provided to employees of companies within the Company's industry. Except to the extent that benefits may be duplicated, each Bidder Benefit Plan shall give full credit for each employee's period of service with the Company and its subsidiaries prior to the Effective Time for all purposes for which such service was recognized under the Company's benefit plans prior to the Effective Time, and shall waive any pre-existing condition limitation for any Company employee covered under a Benefit Plan immediately prior to the Effective Time.

     Indemnification. Bidder and the Surviving Corporation have agreed in the Merger Agreement that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") as provided in the Company's certificate of incorporation or by-laws or the certificate or articles of incorporation, by-laws or similar organizational documents of any of the Company's subsidiaries as in effect as of the Effective Time shall survive the Merger and shall continue in full force and effect for three years after the Effective Time (without modification or amendment, except as required by applicable law), to the fullest extent permitted by law, and shall be enforceable by the Indemnified Parties against the Surviving Corporation, provided that in any event Bidder and the Surviving Corporation shall pay and reimburse expenses in advance of the final disposition of any action or proceeding to each Indemnified Party to the fullest extent permitted by law. At the Closing the Surviving Corporation shall expressly and directly assume by written instrument all such obligations. Bidder shall cause to be maintained in effect for not less than three years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company (provided that Bidder may substitute therefor polices of at least equivalent coverage containing terms and conditions which are no less advantageous) with respect to matters occurring prior to the Effective Time, provided that in no event shall Bidder or the Surviving Corporation be required to expend to maintain or procure such insurance coverage any amount per annum in excess of 200% of the aggregate premiums paid in 1995 on an annualized basis for such purpose. In the event the payment of such amount for any year is insufficient to maintain such insurance or equivalent coverage cannot otherwise be obtained, the Surviving Corporation shall purchase as much insurance as may be purchased for the amount indicated.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto.

     Conditions to the Merger. The obligations of each party to effect the Merger are subject to the satisfaction of the following conditions, any and all of which may be waived in whole or in part by the Company, Getinge or Bidder, as the case may be, to the extent permitted by applicable law:

          (a) The Merger Agreement shall have been approved and adopted by the requisite vote of the Stockholders, if required by applicable law and the Company's certificate of incorporation, in order to consummate the Merger;

          (b) No statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger;

          (c) There shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and

          (d) Getinge, Bidder or their affiliates shall have purchased Shares pursuant to the Offer.

     The obligations of the Company to effect the Merger shall also be subject to the satisfaction, or waiver by the Company, of the following conditions:

          (a) Bidder and Getinge shall have performed in all material respects their respective obligations under the Merger Agreement required to be performed prior to the Effective Time; and

          (b) All representations and warranties of Bidder and Getinge contained in the Merger Agreement shall have been true and correct in all material respects at the time made, and shall be true and correct in all material respects as though made on and as of such date.

     Termination. The Merger Agreement may be terminated by written notice and the Merger may be abandoned, by written notice promptly given, at any time prior to the Effective Time, whether prior to or after approval thereof by
Stockholders: (a) by mutual consent of Getinge and the Company; (b) by either Getinge or the Company if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Board of Directors (i) if the Company has entered into a definitive agreement with a third party to consummate a Takeover Proposal, provided the Company has complied with all relevant provisions of the Merger Agreement and that it makes simultaneous payment of the Expenses (as defined below), (ii) if, prior to the purchase of Shares pursuant to the Offer, Getinge or Bidder breaches or fails in any material respect to perform or comply with any of its obligations contained in the Merger Agreement or breaches in any material respect its representations and warranties as contained in the Merger Agreement, (iii) if Getinge or Bidder shall have terminated the Offer without Getinge or Bidder purchasing the minimum number of Shares pursuant thereto or failing to pay for the Shares accepted pursuant to the Offer for purchase, in either case within 60 days of commencement of the Offer, or if the Offer shall have expired without any Shares being purchased therein, or (iv) if Getinge, Bidder or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided that the Company may not terminate the Merger Agreement if the Company is in material breach of the Merger Agreement; or (d) by Getinge (i) if, prior to the purchase of the Shares pursuant to the Offer, the Board of Directors shall have withdrawn or modified or changed in a manner adverse to Getinge or Bidder, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have entered into a definitive agreement for the consummation of a Takeover Proposal, or (ii) if the Offer shall have terminated or expired without Getinge or Bidder purchasing any Shares thereunder (other than if Getinge or Bidder has failed to purchase Shares in the Offer in violation of the Merger Agreement or the terms of the Offer), or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to such commencement, Getinge, Bidder or any of their affiliates fail to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer.

     Fees and Expenses. The Merger Agreement also provides that the Company shall pay to Getinge all of Getinge's reasonably documented out-of-pocket expenses in an amount up to but not to exceed $1,500,000 (the "Expenses") upon demand if (i) Getinge or Bidder terminates the Merger Agreement in accordance with clause (d)(i) of the preceding paragraph and a Takeover Proposal has been received by the Company and publicly announced, (ii) the Company terminates the Merger Agreement in accordance with clause (c)(i) of the preceding paragraph or
(iii) prior to any termination of the Merger Agreement, a Takeover Proposal shall have been made and within nine months of the termination of the Merger Agreement a transaction constituting a Takeover Proposal is consummated with respect to, or the Company enters into an agreement with respect to, or approves or recommends a Takeover Proposal, made prior to any termination of the Merger Agreement, provided, however, that in the case of clause (iii) above such Expenses shall not be paid if such transaction has a value to the Stockholders equivalent to or less favorable than the proposed Offer and Merger and, provided further that no payment is to be made if the Merger Agreement has been terminated in accordance with clauses (c)(ii), (c)(iii) or (c)(iv) of the preceding paragraph. In addition, if prior to any termination of the Merger Agreement, any person or group purchases or otherwise acquires, directly or indirectly, beneficial ownership of more than 20 percent of the outstanding voting securities of the Company, and additionally, if at any time within 12 months following the termination of the Merger Agreement any such person or group consummates a transaction that would otherwise constitute a Takeover

Proposal, Getinge is to be paid, immediately prior to the consummation of such transaction, the Expenses (provided that no such payment shall be made if the Merger Agreement has been terminated in accordance with clause (c)(ii) of the preceding paragraph). The amount of Expenses so payable shall be the amount set forth in an estimate delivered by Getinge, subject to upward or downward adjustment (not to be in excess of the amount set forth above) upon reasonable documentation therefor. For purposes of this paragraph, "Takeover Proposal" shall mean Takeover Proposal as defined only in clause (a) of the definition of Takeover Proposal set forth above under the subsection "No Solicitation."

     Delaware Law. The Board of Directors has approved the Offer and the Merger as contemplated by the Merger Agreement for purposes of Section 203 of the DGCL. Accordingly, the provisions of Section 203 of the DGCL will not apply to the Offer and the Merger. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate of that stockholder) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which the stockholder became an interested stockholder, unless (i) prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to that date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

ENVIRONMENTAL INVESTIGATIONS INDEMNITY

     Pursuant to letter agreements dated April 26, 1996 and May 10, 1996, Getinge has agreed to indemnify the Company with respect to various potential liabilities in connection with Getinge's environmental investigation of certain of the Company's facilities.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors of the Company unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

     (b) Background of Negotiations. In September of 1992, Mr. Carl Bennet, President of Getinge, arranged a meeting at the Company's offices in Torrance, California, to discuss possible distribution, service or other business arrangements between Getinge and the Company. At such meeting Mr. Bennet, Mr. J. Miles Branagan, the Chief Executive Officer of the Company, and Mr. Charles B. Swenson, who was at that time the Vice President for Marketing and Sales of the Company, discussed the fact that the Company might be in a position to provide field support to Getinge for its equipment sold in North America and that the Company and Getinge might each license products to the other. Although both parties expressed an interest in a continuing dialogue, no collaborative projects were undertaken at that time.

     By the summer of 1995, the Company had been considering the need to obtain a European distributor for the plasma sterilizer which it was developing. The Company decided to approach Getinge as a potential European distribution partner for its plasma sterilizer. In August of 1995, Mr. Branagan contacted Mr. Bennet by telephone and indicated the Company's interest in pursuing a distribution agreement. On or about September 12 and 13, 1995, Mr. Branagan and Mr. Creighton White, who was at that time Vice President for the Corporate, Governmental and International Group of the Company, met with representatives of Getinge in Getinge, Sweden, to discuss European distribution of the Company's plasma sterilizer. At such meeting, Mr. Bennet first raised the possibility of a combination between the two companies.

     At the Company's request, a Confidentiality Agreement was entered between Getinge and the Company on September 26, 1995.

     On or about September 29, 1995, Mr. Rune Andersson, Chairman of the Board of Directors of Getinge, and Mr. Bennet met with Mr. Branagan at the Company's request in Cannes, France. The purpose of the meeting was to discuss the possibilities for combining the two companies. The discussions were general in nature.

     At the meetings of the Company's Board of Directors held on October 12 and 13, 1995, Mr. Branagan informed the Board of Directors about the discussions with Getinge regarding a combination of the two companies. No specific terms or proposals were adopted, but the Board of Directors authorized Mr. Branagan to continue such discussions given the perceived potential strategic merits of a combination with Getinge. The Board of Directors designated Mr. Charles E. Johnson, an outside director of the Company, to work with Mr. Branagan in this regard.

     On or about November 15, 1995, Mr. Branagan and Mr. Johnson met with Mr. Bennet in Chicago and generally discussed different forms which a potential business combination might take, including a cash transaction, a stock-for-stock transaction or some combination thereof, as well as timing considerations relating to a transaction. The parties also discussed, in a preliminary manner, a range of prices which might be acceptable to both Getinge and the Company. The parties agreed to continue the discussions around March 1, 1996, at Getinge's request, since Getinge had recently acquired Arjo AB, a Swedish corporation, and was not in a position to discuss another acquisition immediately.

     During December of 1995 and January of 1996, representatives of Getinge and the Company continued negotiations on a possible distribution agreement for the Company's plasma sterilizer. The Company and Getinge continued to negotiate a possible distribution agreement, including at meetings in Dallas on March 4, 1996, but decided on May 10, 1996 not to enter into any such agreement in light of the pendency of the Offer and Merger.

     At the meeting of the Company's Board of Directors on February 1 and 2, 1996, Mr. Branagan and Mr. Johnson reported to the Board of Directors the status of the business combination discussions.

     Mr. Bennet and Mr. Lars-Peter Harbing, President of Getinge's United States subsidiary, travelled to the United States on February 22 and 23, 1996, to meet with Messrs. Branagan and Johnson, and to visit the Company's facilities in Rochester, New York, Charleston, South Carolina, Durham, North Carolina and Mercersburg, Pennsylvania. On February 24, 1996, Mr. Branagan and Mr. Bennet discussed transaction terms by telephone. At that time, Mr. Branagan, having conferred with Mr. Johnson, reported that neither he nor Mr. Johnson was prepared to recommend that the Board of Directors consider a transaction at $5.00 per share, as was then proposed by Mr. Bennet.

     On February 25, 1996, Mr. Bennet telephoned Mr. Branagan to inform him that Getinge was prepared to submit two proposals for consideration by the Company's Board of Directors: (i) an offer of $5.50 in cash for each Share, or (ii) an exchange of shares on the basis of one share of Getinge common stock for each nine Shares, in each case subject to completion of due diligence. At the Company's Board of Directors meeting on March 6, 1996, Mr. Branagan presented both proposals to the Company's Board of Directors. The Board of Directors agreed that the discussions should continue and appointed a committee composed of Messrs. Branagan and Johnson and Mr. Charles A. French, an outside director (collectively, the "Negotiating Committee"), to oversee negotiations and to consider investment banking firms for the purpose of advising the Company on any potential transaction with Getinge. Although the Board of Directors authorized the Negotiating Committee to pursue either of the transactions, it indicated that a cash transaction might be preferable, particularly because Getinge's shares were not listed in the United States and because U.S. GAAP and Swedish GAAP were dissimilar in certain respects, making such listing unlikely in the short-term. As requested by the Board, Mr. Branagan notified Mr. Bennet after the meeting that the Company's Board of Directors was interested in pursuing a strategic combination but did not find a price of $5.50 compelling. Mr. Bennet proposed a meeting in New York on March 13 and 14, 1996, in order to discuss the transaction among representatives of Getinge and the Company and their respective attorneys, auditors and investment bankers.

     On March 8, 1996, upon the recommendation of the Negotiating Committee, the Company retained Lehman Brothers Inc. to act as the Company's financial adviser.

     On March 13 and 14, 1996, representatives of Getinge and the Company, including the Negotiating Committee, and their respective legal and financial advisers met to negotiate the transaction. Over the course of the meetings, the representatives conducted extensive discussions and negotiations concerning the terms and conditions of the transaction. Based on those discussions, Getinge indicated that it was prepared to offer $5.75 in cash for each Share, subject to a more extensive due diligence review of the Company, as the parties had concluded that a stock-for-stock transaction would not be appropriate.

     Over the next several weeks, representatives of and advisors to Getinge met with representatives of and advisors to the Company concerning certain provisions of the proposed Merger Agreement and extensive legal, accounting, environmental and employee benefit-related due diligence was undertaken. On March 29, 1996, Lehman Brothers Inc. presented its preliminary analysis of the transaction to the Company's Board of Directors.

     On April 10, 1996, Mr. Bennet telephoned Mr. Branagan and indicated that Getinge was prepared to offer a price of $5.25 in cash for each Share, based upon the low level of incoming orders experienced by the Company in the fourth quarter and other due diligence completed by Getinge, including Getinge's belief that the Company would need to take additional reserves relating to certain inventory, warranty and workers compensation matters. Later that day, the Board of Directors of the Company and its financial and legal advisors convened to discuss Getinge's new proposal.

     On April 11, 1996, Mr. Bennet notified the Negotiating Committee by telephone that Getinge was further lowering its offer to $5.125 in cash for each Share because of concerns relating to its calculation of potential payments to terminated employees pursuant to certain employment agreements with the Company. Mr. Bennet also indicated that the price was subject to the completion of environmental due diligence relating to the Company's Charleston, South Carolina, and Henrietta, New York facilities. The Negotiating Committee reported the revised proposal to the Board of Directors of the Company later that day and met with Lehman Brothers Inc. on April 17, 1996, to consider Getinge's proposal.

     On April 12, 1996, Getinge informed the Company that its preliminary diligence indicated certain environmental contamination at the Charleston and Henrietta facilities, and that the results of further testing to identify the scope of the contamination would be available in approximately two weeks. On or about April 23, 1996, the Company engaged an environmental specialist to analyze such results and deliver a report thereon to the Company.

     On or about April 24, 1996, the Negotiating Committee authorized Lehman Brothers Inc. to determine whether another public company with health care operations considered to be complimentary to those of the Company (the "Other Party") might be interested in submitting a competing proposal to Getinge's offer. Lehman Brothers Inc. approached the Other Party and discussed with it the potential for a transaction with the Company. Lehman Brothers Inc. and the Company provided the Other Party with information and materials, as requested. On April 27, representatives of the Other Party met with Messrs. Branagan, Hein and White at the Company's headquarters and with Messrs. Nerby and Kinsey, presidents of two of the Company's operating units, at the Company's Henrietta, New York facility, in order to obtain further information about the Company. On or about May 1, 1996, Lehman Brothers Inc. was informed that the Other Party was not interested in submitting a proposal to acquire the Company.

     On May 3, 1996, Getinge informed the Company that its environmental due diligence had revealed certain environmental contamination at each of the Charleston and Henrietta facilities. Based on that information (which was substantially corroborated by the Company's environmental specialist) and Getinge's conviction that substantial restructuring costs would be incurred on a going forward basis, Getinge stated that it was prepared to offer a price of $4.50 in cash for each Share. The Company was subsequently advised by its environmental specialist that the cost of remediating the environmental contamination at the Company's facilities could range from $1.35 million to $2.7 million. The Board of Directors and the Company's financial and legal advisors met on May 5, 1996, to consider Getinge's latest proposal. Following such meeting,

Mr. Johnson and Mr. Branagan, on behalf of the Negotiating Committee, unsuccessfully attempted to negotiate an increase in the price offered by Getinge. Discussions continued between the financial and legal advisors to each of Getinge and the Company. Between May 10 and May 12, 1996, the parties negotiated the final terms of the Merger Agreement, which, following its approval by the Board of Directors of each of Getinge and the Company, was executed on May 12, 1996.

     Fiscal Year 1996 Earnings and Recent Developments. Concurrently with the public announcement of the execution of the Merger Agreement on May 12, 1996, the Company also announced that it recorded bookings and revenues in the fourth quarter ended March 31, 1996 of approximately $28,889,000 and $34,022,000, compared to $35,017,000 and $35,401,000 in the same period a year earlier. For the fiscal year ended March 31, 1996, bookings and revenues were approximately $128,136,000 and $131,188,000 compared to $134,535,000 and $135,462,000 for the earlier year. The backlog of orders at March 31, 1996 was $24,057,000 compared to $27,145,000 at March 31, 1995. The Company reported a loss for the recent fourth quarter and fiscal year, estimated at $4,525,000 (approximately $6,421,000 before taxes) and $6,066,000 (approximately $8,791,000 before taxes), respectively. This result compares to earnings of $143,000 and $276,000 for the same periods a year earlier. The results for the fourth quarter placed the Company out-of-compliance with certain of the provisions of its bank credit agreement.

     Reasons for the Recommendation. In making the determinations and recommendations set forth in Item 4(a) above, the Board of Directors considered a number of factors, including the following:

          (i) The terms and conditions of the Offer and the Merger Agreement;

          (ii) Presentations by management regarding the financial condition, results of operations, business and prospects of the Company, including (a) declining order and sales trends, particularly in the Company's last fiscal quarter, (b) the pressure on pricing for products and services exerted by the increasing influence of buying groups by health care providers, (c) delays in bringing the Company's plasma sterilizer product to market, (d) the failure by the Company to comply with covenants in its current credit facilities, even after amending such covenants, effective in February 1996, to reflect the Company's anticipated performance, and (e) the general prospects for the Company in such an environment, were it to remain independent, including the impact on that environment of the recent merger of Amsco International, Inc. and Steris Corporation;

          (iii) The Board of Directors' belief that remaining independent was not likely to provide value to the stockholders of the Company in the foreseeable future superior to the Offer, in part because such course of action could involve risk and uncertainty related to further cost reductions and product line divestitures as well as distribution channel closures and other measures;

          (iv) The fact that there had been no unilateral proposals by any other person to make a cash offer for the Company on terms superior to those contained in the Offer;

          (v) The fact that one of the potential acquirors of the Company conducted due diligence and decided not to make an offer to acquire the Company;

          (vi) The presentations of Lehman Brothers Inc. on May 12, 1996, and the opinion of Lehman Brothers Inc. that, as of May 12, 1996, from a financial point of view, the consideration to be offered the Company's stockholders pursuant to the Merger Agreement is fair to such holders (the full text of such opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Lehman Brothers Inc. is attached as Schedule II hereto); and

          (vii) That the Merger Agreement (a) permits, under circumstances described above, the Board of Directors to terminate the Merger Agreement and accept a competing offer, if failure to accept such a competing offer would be inconsistent with the Board of Directors' fiduciary duties (see
     Item 3 above), (b) provides for a thirty business day tender offer period, ten more business days than required by law, (c) contains no termination fee and limits the amount of expenses for which Getinge would be reimbursed by the Company, in the event that the Board of Directors accepts a competing offer, and (d) contains no voting agreements, asset lock-ups or grants of stock options or proxies or other similar provisions.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

LEHMAN ADVISORY AGREEMENT

     The Company entered into a letter agreement (the "Lehman Advisory Agreement") with Lehman Brothers Inc. dated March 11, 1996, pursuant to which Lehman Brothers Inc. agreed to act as financial advisor to the Company in connection with a potential transaction involving the possible transfer of a material interest in the Company or of all or substantially all of the Company's assets to another corporation or other business entity, which transaction would take the form of a sale or exchange of capital stock or assets, a merger or consolidation, a tender or exchange offer, a leveraged buyout, a minority investment, the formation of a joint venture, or any similar transaction (a "Sale"). As financial advisor, Lehman Brothers Inc. agreed, among other things, to assist the Company as necessary to analyze the business and financial condition of the Company, formulate appropriate strategy and structural alternatives, advise in connection with negotiations and aid in the consummation of a transaction.

     Pursuant to the Lehman Advisory Agreement, the Company agreed to pay Lehman Brothers Inc. a cash fee equal to $400,000 (the "Fee") upon the Sale of the Company, either during the term of the Lehman Advisory Agreement or during the one-year period following the expiration or termination thereof. If the consideration received in the sale of the Company exceeds $5.50 per share in cash, the Company has agreed to pay Lehman Brothers Inc. an additional amount equal to 5.0% of the consideration in excess of $5.50 per share. The Company has
(i) paid Lehman Brothers Inc. a retainer of $50,000 upon the signing of the Lehman Advisory Agreement and (ii) agreed to pay Lehman Brothers Inc. a fee of $100,000 upon the delivery of a fairness opinion to the board of directors of the Company in connection with any Sale of the Company, each of which shall be deducted from the amount of the Fee payable upon the Sale of the Company. The Company has agreed to reimburse Lehman Brothers Inc. for its reasonable out-of-pocket expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement pursuant to the Lehman Advisory Agreement.

PAYMENTS TO NEGOTIATING COMMITTEE

     The Board of Directors of the Company may determine to pay compensation to the non-employee members of the Negotiating Committee for their efforts in connection with the Offer and the Merger in an amount determined by the Board of Directors to be reasonable. Such compensation is expected to be paid at a rate that approximates the $250 currently paid by the Company to a director for chairing and attending a meeting of a Board committee.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for transactions in the Shares described below, there have been no transactions in Shares which were effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

MDT CORPORATION SAVINGS AND THRIFT PLAN FOR SALARIED EMPLOYEES

     The following table sets forth the number of Shares purchased for the accounts of the following executive officers participating in the MDT Corporation Savings and Thrift Plan for Salaried Employees. All Shares were purchased on the open market on April 3, 1996 and May 6, 1996 at a price per share of $5.00 and $4.50, respectively.

                                                                         NUMBER OF     NUMBER OF
                                                                          SHARES        SHARES
                           EXECUTIVE OFFICER                             (4/3/96)      (5/6/96)
- -----------------------------------------------------------------------  ---------     ---------
J. Miles Branagan......................................................     377           421
Thomas Hein............................................................      70            77
Melvin Nerby...........................................................      42            40

     (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Bidder, except for Shares the sale of which may trigger liability for holders under Section 16(b) of the Exchange Act.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth above in Item 3(b) or in Item 4(b) above, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) or Item 4(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Getinge, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders of the Company.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

          (a)(1) Form of letter to stockholders of the Company.*

          (a)(2) Opinion of Lehman Brothers Inc. dated May 12, 1996.*

          (a)(3) Press release issued by the Company on May 12, 1996.

          (c)(1) Agreement and Plan of Merger dated May 12, 1996, among the Company, Getinge and Bidder.
- ---------------

     * Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 17, 1996                            MDT CORPORATION

                                               By:   /s/  J. Miles Branagan
                                                 Name: J. Miles Branagan
                                                 Title: President and Chief
                                                    Executive Officer

                                                                      SCHEDULE I

                      INFORMATION STATEMENT OF THE COMPANY
                  PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

     This Information Statement ("Information Statement") is being mailed on or about May 17, 1996 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of Common Stock, par value $1.25 per share, of the Company at the close of business on or about May 17, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by Getinge to a majority of the seats on the Board of Directors of the Company.

     The Merger Agreement provides that in the event Getinge or any of its subsidiaries acquires any of the Shares pursuant to the Offer, Getinge shall be entitled to designate for appointment or election to the Board of Directors, upon written notice to the Company, such number of persons so that the designees of Getinge (the "Getinge Designees") constitute the same percentage of the Company's Board of Directors (rounded up to the next whole number) as the percentage of Shares acquired in connection with the Offer. At the consummation of the Offer, the Company anticipates that the Board of Directors of the Company will obtain the resignation of such number of directors as is necessary to enable such number of Getinge Designees to be so elected. Notwithstanding the foregoing, the parties have agreed to use their respective reasonable efforts to ensure that at least two of the members of the Company's Board of Directors shall, at all times prior to the Effective Time (as defined in Section 1.6 of the Merger Agreement) be, persons that are neither (i) officers of Getinge or the Company, nor (ii) designees, stockholders or affiliates of Getinge.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Getinge has been furnished to the Company by Getinge, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   INFORMATION WITH RESPECT TO THE COMPANY'S
                            OUTSTANDING VOTING STOCK

     There were 6,769,431 shares of Common Stock, par value $1.25 per share ("Common Stock"), of the Company outstanding on May 9, 1996, and each share is entitled to one vote on each matter.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information as of May 9, 1996 (except as otherwise noted) with respect to the beneficial ownership of the Company's Common Stock by (i) each person or entity known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock,
(ii) each director, (iii) each executive officer named in the Summary Compensation Table set forth under the caption "Executive Compensation" below, and (iv) all directors and officers as a group. Except as provided under state marital property laws and except as otherwise indicated, each person or entity listed below has sole voting and investment power with respect to the shares listed. Any reference to stock options held by any person or entity refers to stock options which are currently exercisable or exercisable within 60 days of May 9, 1996.

                                                                         SHARES OF     PERCENT OF
                                                                          COMMON         CLASS
                           BENEFICIAL OWNER                                STOCK         OWNED*
- -----------------------------------------------------------------------  ---------     ----------
Heartland Advisors, Inc................................................  1,313,500(a)     19.4%
  790 North Milwaukee Street
  Milwaukee, Wisconsin 53202
Lawndale Capital Management, Inc.......................................    408,700(b)      6.0%
  One Sansome Street
  Suite 3900
  San Francisco, California 94104
The TCW Group, Inc.....................................................    486,500(c)      7.2%
  865 South Figueroa Street
  Los Angeles, California 90017
J. Miles Branagan......................................................    361,059(d)      5.3%
  Stratford Hall, Suite 200
  1009 Slater Road
  Durham, North Carolina 27703
LaMoyne H. Fleming, D.D.S..............................................     14,551(e)       **
Charles A. French......................................................      5,000(f)       **
John S. Gilbertson.....................................................      5,000(g)       **
Charles E. Johnson.....................................................      7,000(h)       **
Clark D. Jones.........................................................      8,544(i)       **
James B.D. Mark, M.D...................................................      7,000(j)       **
John C Shamy...........................................................     44,099(k)       **
Katherine A. Schipper, Ph.D............................................      5,000(l)       **
Thomas M. Hein.........................................................     43,162(m)       **
Richard G. Kinsey......................................................     40,000(n)
Melvin K. Nerby........................................................     54,138(o)       **
Charles B. Swenson.....................................................     65,256(p)       **
Creighton A. White.....................................................     30,000(q)
All directors and officers as a group (16 persons).....................    764,565(r)     10.7%

- ---------------

 * Pursuant to Rule 13d-3 (d) (1) under the Securities Exchange Act of 1934, as amended, any shares of Common Stock not outstanding which are subject to options or conversion rights held by a person named in the preceding table are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by such person but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.

** Less than 1%

(a) According to the amended Schedule 13G filed with the Securities and Exchange Commission, dated February 9, 1996.

(b) According to the Schedule 13D filed with the Securities and Exchange Commission, dated December 6, 1995. Includes 5,100 shares as to which Andrew
    E. Shapiro, the sole director and officer of Lawndale Capital Management, Inc., exercises sole voting and dispositive power.

(c) According to the amended Schedule 13G filed with the Securities and Exchange Commission, dated February 12, 1996.

(d) Includes 265,092 shares held jointly with Mr. Branagan's spouse, 480 shares held jointly with Mr. Branagan's mother, 15,487 shares held by the Trustee of the MDT Corporation Savings and Thrift Plan for Salaried Employees, and 80,000 shares covered by options.

(e) Includes 6,000 shares covered by options.

(f) Represents 5,000 shares covered by options.

(g) Represents 5,000 shares covered by options.

(h) Includes 5,000 shares covered by options.

(i) Includes 1,500 shares covered by options.

(j) Includes 5,000 shares covered by options.

(k) Includes 6,000 shares covered by options.

(l) Represents 5,000 shares covered by options.

(m) Includes 2,191 shares held by the Trustee of the MDT Corporation Savings and Thrift Plan for Salaried Employees, 971 shares held by Mr. Hein individually, and 40,000 shares covered by options.

(n) Represents 40,000 shares covered by options.

(o) Includes 1,867 shares held jointly with Mr. Nerby's spouse, 2,271 shares held by the Trustee of the MDT Corporation Savings and Thrift Plan for Salaried Employees, and 50,000 shares covered by options.

(p) Includes 50,000 shares covered by options.

(q) Represents 30,000 shares covered by options.

(r) Includes 21,347 shares held by the Trustee of the MDT Corporation Savings and Thrift Plan for Salaried Employees and 398,500 shares covered by options.

                               BOARD OF DIRECTORS

     The following table provides certain relevant information as of May 9, 1996 concerning the directors and their principal occupations:

     J. MILES BRANAGAN, age 63, has been a director since 1971 and is a co-founder of the Company. He has served as Chairman of the Board of Directors since 1983, President since 1971, and as Chief Executive Officer since 1978. In addition, he served as Co-Executive Officer from 1971 to 1978, Chief Financial Officer from 1971 to 1988, and Chief Operating Officer from 1988 to 1995. Prior to joining the Company, Mr. Branagan was a partner in a national public accounting firm. Mr. Branagan also serves on the Board of Trustees of the Van Kampen American Capital Group of Open-End Mutual Funds.

     LAMOYNE H. FLEMING, D.D.S., age 68, has been a director since 1986. From 1952 to 1985, Dr. Fleming served as a Dental Officer in the United States Air Force. From 1982 to his retirement with the rank of Colonel in 1985, he served as Special Assistant for Dental Affairs, Office of the Secretary of Defense, representing the Army, Navy and Air Force. Dr. Fleming is retired.

     CHARLES A. FRENCH, age 53, has been a director since February 1995. From 1986 to 1989, Mr. French served as Chief Operating Officer and as a director of Spectramed, Inc., a manufacturer of medical devices based in Newport Beach, California. Prior to joining Spectramed, Mr. French held various senior management positions with other companies in the health care industry. He has been an investor in and consultant to various health care companies since 1989. Mr. French is also a director of Qualmart Corporation.

     JOHN S. GILBERTSON, age 52, has been a director since February 1995. From 1992 to the present, Mr. Gilbertson has served as Executive Vice President, and from 1994 to the present he has served as Chief Operating Officer of AVX Corporation, an international electronics manufacturing concern headquartered in Myrtle Beach, South Carolina. He is also a director of AVX Corporation and Kyocera Corporation. Prior to joining AVX, Mr. Gilbertson held various positions with Corning Glass Company and served as an officer in the United States Air Force.

     CHARLES E. JOHNSON, age 59, has been a director since 1993. Mr. Johnson is Chief of Staff of the Governor's Office for the State of Utah. Prior to being named Chief of Staff, Mr. Johnson served as Director of the Office of Planning and Budget for the State of Utah from July 1991 to December 1992. Mr. Johnson is a Certified Public Accountant and spent 31 years in the practice of public accounting, most recently as the Managing Partner of the Salt Lake City office of KPMG Peat Marwick from 1987 to 1991. While with KPMG Peat Marwick, Mr. Johnson served on that firm's board of directors and in various other capacities.

     CLARK D. JONES, age 61, has been a director since 1986. Mr. Jones has served as Chairman of the Board of Summit Family Restaurants, Inc. (formerly known as JB's Restaurants, Inc.) since 1987. He served as Chief Executive Officer from 1981 to 1991 and President from 1981 to 1987 and was employed by that company in various other positions from 1970 to 1980.

     JAMES B.D. MARK, M.D., age 66, has been a director since July, 1995. From 1972 to the present, Dr. Mark has been head of the Division of Thoracic Surgery and, from 1978 to the present, has been the Johnson and Johnson Professor of Surgery at Stanford University Medical Center in Stanford, California. During the past 30 years, Dr. Mark has served in a variety of positions within the Stanford University Medical Center, including, most recently, as Chief of Staff, Stanford University Hospital (1988-1992); Associate Dean for Clinical Affairs (1988-1992); and as Acting Chairman, Department of Surgery (1974-1977).

     KATHERINE A. SCHIPPER, PH.D., age 46, has been a director since February 1995. From 1993 to the present, Dr. Schipper has been the Eli B. and Harriett B. Williams Professor of Accounting and KPMG Peat Marwick Faculty Research Scholar and, from 1991 to the present, Director of the Institute of Professional Accounting at the Graduate School of Business of the University of Chicago. From 1994 to the present, Dr. Schipper has served as a director of Hong Kong Card Funding Corporation, a wholly-owned subsidiary of Manhattan Card Co. Ltd., a credit card issuer based in Hong Kong.

     JOHN C SHAMY, age 68, has been a director since 1971. He has served as Secretary of the Company since 1985, as Treasurer from 1985 to 1988, and as Assistant Treasurer since 1988. Prior to his retirement on December 31, 1995, he had been President and a director of Fund Management and Research Corporation, an investment advisory firm, since 1963, of Foundation Growth Stock Fund, Inc., an open-end mutual fund, since 1964, and of Continental Mutual Investment Fund, Inc., an open-end mutual fund, since 1969.

     There are no family relationships between any directors or executive officers of the Company.

     During the fiscal year ended March 31, 1996, the Board of Directors held ten meetings. Each board member attended 75% or more of the total number of meetings of the board and meetings of committees on which he or she served which were held during the fiscal year ended March 31, 1996 and during the period for which he or she has been a board or committee member.

BOARD COMMITTEES

     The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee. The specific responsibilities of each of these Committees are summarized below.

     The Audit Committee consults with and reviews reports and recommendations of the Company's Independent Accountants and reports thereon to the Board of Directors. The Audit Committee is also responsible for reviewing the terms of proposed transactions between the Company and its affiliates, including its directors and officers. The Audit Committee currently consists of Messrs. French and Johnson and Dr. Schipper. The Audit Committee held four meetings during the fiscal year ended March 31, 1996.

     The Compensation Committee reviews published data and Company information pertaining to executive compensation and reports thereon to the Board of Directors. Such reports pertain to all officers of the Company (exclusive of its subsidiaries) and include salaries, bonuses, stock options, employee benefits and other forms of compensation. The Compensation Committee also administers the Company's Amended and

Restated 1987 Stock Option Plan (the "Stock Option Plan"). The Compensation Committee currently consists of Messrs. Gilbertson, Jones and Shamy. The Compensation Committee held five meetings during the fiscal year ended March 31, 1996.

     The Nominating Committee, which was established in September 1994, considers and evaluates potential candidates for the Board of Directors and nominates persons for election or reelection to the Board. The Nominating Committee presently consists of Mr. Branagan, Dr. Fleming and Dr. Mark. The Nominating Committee held four meetings during the fiscal year ended March 31, 1996.

     The Nominating Committee may, in its discretion, consider stockholder recommendations of persons to be considered as nominees to fill future vacancies on the Board of Directors. Such recommendations should be sent in writing to the Secretary of the Company at the Company's address and must be accompanied by detailed biographical and occupational data on the prospective nominee along with the written consent of the prospective nominee for potential consideration of his or her name by the Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consisted of Messrs. Jones, Gilbertson and Shamy. Mr. Shamy is Secretary of the Company and its subsidiaries. Mr. Shamy is paid a fee of $1,000 per month for his services as Secretary. He is not eligible to receive bonus compensation under the Company's Management Incentive Compensation Plan.

DIRECTORS COMPENSATION

     Each of the directors, other than Mr. Branagan, receives a retainer fee of $1,500 per month and fees of $1,000 for each meeting of the Board of Directors and $500 for each meeting of a committee of the Board of Directors that the director attends. Each director who chairs a committee of the Board of Directors receives an additional fee of $250 for each meeting of the committee which the director attends and chairs. Directors are reimbursed for travel and other expenses related to attendance at Board and committee meetings. In connection with the Offer and the negotiation of the Merger Agreement, the Board of Directors appointed a special Negotiating Committee consisting of Messrs. Branagan, Johnson and French. Messrs. Johnson and French may receive additional compensation for their service on such committee in an amount to be determined by the Board of Directors. Such compensation is expected to be paid at a rate that approximates the $250 currently paid by the Company to a director who chairs and attends a meeting of a Board committee.

     Non-employee directors of the Company (including, for these purposes, Mr. Shamy) are also automatically entitled to receive grants of nonqualified stock options under the Company's Stock Option Plan. Each non-employee who becomes a director after the 1993 Annual Meeting of Stockholders is automatically granted upon his or her initial election or appointment to the Board of Directors an option to purchase 5,000 shares of the Company's Common Stock. Following his election as a director in 1995, Dr. Mark received an option to purchase 5,000 shares of the Company's Common Stock at an exercise price of $6.625 per share. Annually, but subject to certain limitations described below, each non-employee director is also automatically granted an option to purchase the nearest number of whole shares of Common Stock (up to a maximum of 1,500 shares per director per year) determined by dividing the non-employee directors' average annual compensation (i.e., the average of the aggregate amount of fixed retainer and attendance fees that all non-employee directors received for serving as directors of the Company in the immediately preceding year) by the fair market value per share of the Company's Common Stock on the grant date, which is the fifth business day following the date of the public release by the Company of its annual statement of sales and earnings. Notwithstanding the foregoing, (a) no annual grants of options shall be made to non-employee directors for any fiscal year unless the Company's earnings per share for such fiscal year are equal to or greater than the average of the Company's earnings per share for the immediately preceding three fiscal years, (b) the maximum number of shares which may be granted to any individual non-employee director under the Stock Option Plan shall not exceed 1% of the Company's total issued and outstanding Common Stock, and (c) the maximum number of shares which may be granted to all directors of the Company shall not exceed in the aggregate one-half of the total shares issuable under the Stock Option Plan. Annual option grants that would otherwise exceed the limits described in (b) and (c) above shall be prorated within such limitations. None of the directors received an option grant pursuant to this formula with respect to Fiscal Year 1994, Fiscal Year 1995 or Fiscal Year 1996.

     The purchase price per share of Common Stock covered by any option granted to a non-employee director pursuant to the Stock Option Plan is payable in cash and/or shares and equals the fair market value per share of the Common Stock on the grant date. The options become exercisable 12 months after the grant date and, unless earlier terminated, terminate on the date which is the earlier of
(i) five years from the grant date, or (ii) the date of adoption by the Board of Directors of a plan of complete liquidation of the Company's assets. The Board of Directors, subject to plan limits, retains discretion to modify the terms of outstanding options and to reprice the options.

     In the event a non-employee director's services as a Board member are terminated for any reason other than fraud, dishonesty or death, then any options granted to the non-employee director pursuant to the Stock Option Plan, to the extent such options had become exercisable on the date of such termination, continue to be exercisable for a period of three months thereafter or the balance of the option term, whichever period is shorter. If the holder of the option dies while serving as a director of the Company, or within not more than three months after the termination of such status, then any such options, to the extent they had become exercisable on the date of death, continue to be exercisable by the director's descendants, heirs or personal representatives for a period of twelve months after the date of death or the balance of the option term, whichever period is shorter. In the event the option holder's directorship is terminated for fraud or dishonesty, all of the holder's unexercised options expire as of the date of termination.

     The Stock Option Plan contains provisions relating to adjustments for changes in the Company's Common Stock upon certain specified events, including mergers, reorganizations, recapitalizations, stock splits, stock dividends and similar events. In addition, the Stock Option Plan provides that each option granted to a non-employee director shall become immediately exercisable for a period of 30 days following any "change in control" of the Company as defined in the Stock Option Plan (see "Employee Benefit Plans -- Stock Option Plan"). In connection with the Offer and the proposed Merger, the Board of Directors has determined that, for purposes of the Stock Option Plan, a change in control is about to occur and, consequently, all options outstanding under the Stock Option Plan shall be exercisable until midnight on June 17, 1996. Each non-employee director has acknowledged to the Company that any options remaining unexercised at such time shall expire unless the Offer is not successfully consummated (in which case such unexercised options shall be treated as if no change in control occurred and shall be governed by their original terms). Pursuant to the Merger Agreement, the Stock Option Plan will terminate at the Effective Time of the Merger.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding compensation from the Company for each of the fiscal years ended March 31, 1996, 1995 and 1994 as to the Chief Executive Officer and each of the next five most highly compensated executive officers of the Company during the last completed fiscal year (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM
                                                           ANNUAL COMPENSATION              COMPENSATION
                                                       ----------------------------     ---------------------
                                                                             OTHER                    ALL
                                                                            ANNUAL      SECURITIES   OTHER
                                                                            COMPEN-     UNDERLYING  COMPEN-
                                              FISCAL    SALARY     BONUS    SATION       OPTIONS     SATION
         NAME AND PRINCIPAL POSITION           YEAR     ($)(A)      ($)     ($)(B)       (#)(C)      ($)(D)
- --------------------------------------------- ------   --------   -------   -------     ---------  ----------
J. Miles Branagan............................  1996    $270,599        --   $83,870           --    $ 75,674
  Chairman of the Board of Directors,........  1995     220,000        --        --       10,000      62,181
  Chief Executive Officer and President......  1994     220,000        --        --           --      64,596
Thomas M. Hein...............................  1996     140,160        --    66,458           --      35,497
  Vice President, Finance,...................  1995     120,712        --        --        5,000       7,643
  Treasurer and Assistant Secretary..........  1994     120,712        --        --           --       9,056
Richard G. Kinsey............................  1996     132,500        --    93,709           --      20,216
  President, MDT Technionic Company..........  1995      27,604        --        --       40,000          --
  and Vice President, Product Support Group
    (E)
Melvin K. Nerby..............................  1996     144,000        --        --           --      29,246
  President, MDT Biologic Company,...........  1995     111,767        --        --       15,000      18,570
  and Vice President, Sterility..............  1994     111,767        --        --           --      19,653
  Assurance Systems Group
Charles B. Swenson...........................  1996     144,000        --    54,328           --      18,141
  President, MDT Diagnostic..................  1995     129,363        --        --       15,000      15,971
  Company, and Vice President,...............  1994     129,363        --        --           --      17,433
  Examining and Operatory Equipment Group
Creighton A. White...........................  1996     132,000    39,800        --           --      10,157
  Vice President, Corporate,.................  1995      30,250        --        --       30,000          --
  Governmental and International Group (F)

- ---------------

(A) Amounts shown reflect cash and non-cash compensation earned by the Named Executive Officers.

(B) Amounts shown represent expenses paid or reimbursed by the Company in connection with the relocation of the Named Executive Officer to Durham, North Carolina (in the case of Messrs. Branagan and Hein), Henrietta, New York (in the case of Mr. Kinsey) and Charleston, South Carolina (in the case of Mr. Swenson) during the 1996 fiscal year.

(C) Amounts shown reflect five-year stock options granted to the Named Executive Officers under the Company's 1987 Amended and Restated Stock Option Plan.

(D) The amounts shown for the 1996 fiscal year were derived from the following items: J. M. Branagan: $4,000 -- Company Savings Plan match;
    $8,052 -- Company payment to Retirement Plan; $61,452 -- Company payment to SERP; $2,171, -- Imputed Value-Life Insurance. T. M. Hein: $2,780 -- Company Savings Plan match; $6,574 -- Company payment to Retirement Plan; $968 -- Company payment to SERP; $175 -- Imputed Value-Life Insurance;
    $25,000 -- Forgiveness of indebtedness owed to the Company (see "Certain Transactions"). M. K. Nerby: $3,456 -- Company Savings Plan match;
    $6,804 -- Company payment to Retirement Plan; $18,548 -- Company payment to SERP; $438 -- Imputed Value-Life Insurance. C. B. Swenson: $2,552 -- Company Savings Plan match; $6,804-Company payment to Retirement Plan;
    $8,324 -- Company payment to SERP; $461-Imputed Value-Life Insurance. C.A.
    White: $2,105 -- Company Savings Plan match; $8,052 -- Company payment to Retirement Plan. R.G. Kinsey: $3,180 -- Company Savings Plan match;
    $6,114 -- Company payment to Retirement Plan; $10,440 -- Company payment to SERP; $428 -- Imputed Value-Life Insurance.

(E) Mr. Kinsey joined the Company in January, 1995 and became an executive officer effective April 1, 1995.

(F) Mr. White joined the Company in January, 1995 and became an executive officer effective April 1, 1995. The amount of bonus compensation shown for Mr. White during the 1996 fiscal year represents a signing bonus of $20,000 and a guaranteed bonus of $19,800 under the Company's Management Incentive Compensation Plan ("MICP"). The Board of Directors of the Company terminated the MICP effective April 1, 1996.

EMPLOYMENT AGREEMENTS

     The Company has entered into separate employment agreements with Messrs. Branagan, Hein and White which respectively provide for annual salaries of not less than $270,599, $140,160 and $132,000 for such individuals or, in each case, such larger amount as the Board of Directors in its discretion determines. In addition, MDT Biologic has entered into an employment agreement with Mr. Nerby, MDT Diagnostic

Company has entered into an employment agreement with Mr. Swenson, and MDT Technionic Company has entered into an employment agreement with Mr. Kinsey, which agreements respectively provide for annual salaries of not less than $144,000, $144,000 and $132,500 for such individuals or, in each case, such larger amount as the Board of Directors in its discretion determines. All such agreements require the Company to provide the executive officer with various health, disability and life insurance benefits and the opportunity for incentive compensation based on the criteria set forth in the Company's MICP. (The Board of Directors of the Company terminated the MICP effective April 1, 1996.) All such agreements are effective as of April 1, 1995 and in each case supersede and replace any and all earlier employment agreements with such individuals.

     The agreements with Messrs. Branagan, Kinsey and White respectively provide that each executive officer will serve in his respective position for a three-year period. Each of the agreements with Messrs. Hein, Nerby and Swenson respectively provides that each executive officer will serve in his respective position for a four-year period. Each of the agreements with Messrs. Hein, Kinsey, Nerby, Swenson and White provides that, on the second anniversary of such agreement, the term of such agreement automatically will be extended for an additional year (or, in the case of Mr. Kinsey and Mr. White, an additional two years), and, thereafter, when only two years of such term as extended remain, the term of such agreement will again be extended for an additional year, such extensions continuing from year to year in the same manner, subject to the discretion of the Board of Directors not to so extend the term of any such agreement by prior written notice to the executive officer to which any such non-extended agreement pertains.

     Upon the occurrence of a change in control of the Company, the term of the agreements with each of Messrs. Hein, Nerby and Swenson is automatically reinstated to the three- or four-year period provided for in each such agreement (and in the case of Mr. Kinsey and Mr. White, an additional four-year period), commencing upon the date of the change in control. Except for the agreement with Mr. Branagan, each of the agreements also provides for lump-sum, undiscounted cash payments and the continuation of certain other benefits following termination of the executive officer covered thereby without cause in connection with a change in control, which payments and benefits are to be equal to the then current rate of compensation and benefits provided for in any such agreement so terminated for the remaining term of any such agreement.

     For purposes of the agreements, a "change in control" is defined to mean
(i) without prior approval of the Board of Directors of the Company, a single entity or group of affiliated entities acquires more than 50% of the voting stock of the Company issued and outstanding immediately prior to such acquisition; (ii) the Board of Directors of the Company approves an unsolicited bid by a single entity or group of affiliated entities to acquire more than 50% of the voting stock of the Company issued and outstanding immediately prior to the approval of such acquisition, and such acquisition is consummated; (iii) the stockholders of the Company approve the consummation of any merger of the Company or any sale or other disposition of all or substantially all of its assets, if the stockholders of the Company immediately before such transaction own, immediately after consummation of such transaction, equity securities (other than options and other rights to acquire equity securities) possessing less than 50% of the voting power of the surviving or acquiring corporation; or
(iv) a change in the majority of the Board of Directors of the Company during any 24-month period without the approval of a majority of directors in office at the beginning of such period.

     In connection with the Offer and the proposed Merger, the Board of Directors of the Company has determined that the consummation of the Offer constitutes a change in control for purposes of the employment agreements with the Company's executive officers. The cash amounts and other benefits payable by the Company to such officers following any termination of employment in connection with the change in control may not be fully deductible to the Company to the extent such payments and benefits exceed the limitations contained in
Section 280G of the Internal Revenue Code. Each of the employment agreements was recently amended to permit the executive officer to refuse all or any portion of such payments and benefits to the extent that receipt of such amounts may result in adverse tax consequences to the executive officer. Under such amendments, the Company is relieved of the obligation to pay any amount which the executive officer so refuses in writing.

EMPLOYEE BENEFIT PLANS

     The material which follows in this section describes certain provisions made by the Company pursuant to certain stock option, employee savings and retirement plans, now in effect, that provide for severance, termination or change in control benefits to employees, including the Named Executive Officers, other than group life and accident insurance, group hospitalization and similar group payments and benefits.

     Stock Option Plan. Members of the Board of Directors, officers and other key employees of the Company are eligible to receive options to purchase up to an aggregate of 1,200,000 shares of the Company's Common Stock under the Stock Option Plan, which is administered by the Compensation Committee of the Board of Directors. The exercise price of each option granted must be at least the fair market value of the Common Stock at the date of grant (except that, with respect to 10% stockholders, the exercise price must be at least 110% of the fair market value), and no option may be exercised earlier than one year from the date of grant. Under the Stock Option Plan, in the event that a change in control occurs or, with respect to options awarded to officers and employees of the Company (other than Mr. Shamy), the Board of Directors determines in good faith that a change in control is about to occur, all outstanding options will be immediately exercisable by the option holder for the total remaining number of shares covered by options.

     For purposes of the Stock Option Plan, a "change in control" is defined to mean (i) without prior approval of the Board of Directors of the Company, a single entity or group of affiliated entities acquires more than 50% of the stock of the Company issued and outstanding immediately prior to such acquisition; (ii) the stockholders of the Company approve the consummation of any merger of the Company or any sale or other disposition of all or substantially all of its assets, if the stockholders of the Company immediately before such transaction own, immediately after consummation of such transaction, equity securities (other than options and other rights to acquire equity securities) possessing less than 50% of the voting power of the surviving or acquiring corporation; or (iii) a change in the majority of the Board of Directors of the Company during any 24-month period without the approval of a majority of directors in office at the beginning of such period.

     In connection with the Offer and the proposed Merger, the Board of Directors has determined that, for purposes of the Stock Option Plan, a change in control is about to occur and, consequently, all options outstanding under the Stock Option Plan shall be exercisable until midnight on June 17, 1996. Any options remaining unexercised at such time shall expire unless the Offer is not successfully consummated (in which case such unexercised options shall be treated as if no change in control occurred and shall be governed by their original terms). Pursuant to the Merger Agreement, the Stock Option Plan will terminate at the Effective Time of the Merger.

     Supplemental Executive Retirement Plan. Certain officers of the Company (except Mr. Shamy) and its subsidiaries also participate in the Company's Supplemental Executive Retirement Plan (the "SERP"). Except as provided below, the SERP provides a lump sum benefit at age 65 equal to the present value of annual payments for life equal to a "replacement percentage" of the participant's final base salary. Participants may also elect installment payments. The replacement percentage equals 50% (reduced for individuals who became officers on or after age 50) plus one-half of 1% for each year of service as an officer in excess of ten. This amount is reduced by the present value of the participant's social security benefit and the benefits payable from the Retirement Plan and the Savings and Thrift Plan. This resulting amount is then multiplied by the participant's vested percentage; a participant vests at the rate of 20% for each year of service as an officer after his second year of service as an officer. The SERP benefits are also payable after age 55 if the participant is vested (with a 5% reduction for each year that retirement precedes age 65). The Company has established a trust as a source of benefits to participants. The SERP states that the Company shall contribute no more than 20% of the participant's annual base salary on behalf of the participant plus the additional amounts that would have been contributed to the Retirement Plan and/or the Savings and Thrift Plan (described below) if the $150,000 compensation limit were not applicable. The participant's retirement benefit shall equal the amount contributed on behalf of the participant plus or minus any earnings or losses. Such contributions are shown in the Summary Compensation Table in this Proxy Statement.

     Subject to the foregoing trust provisions, unless the Board of Directors of the Company otherwise determines, SERP benefits are also paid if there is a change in control and, within two years, the participant is involuntarily terminated, suffers a significant diminution of duties and responsibilities, has a downward change of title or is forced to relocate thereby resulting in his resignation. In this case, the participant is 100% vested and there is no early retirement reduction. For this purpose, a "change in control" is defined to mean (i) without prior approval of the Board of Directors of the Company, a single entity or group of affiliated entities acquires more than 50% of the stock of the Company issued and outstanding immediately prior to such acquisition; (ii) the Board of Directors of the Company approves an unsolicited bid by a single entity or group of affiliated entities to acquire more than 50% of the stock of the Company issued and outstanding immediately prior to the approval of such acquisition, and such acquisition is consummated; (iii) the stockholders of the Company approve the consummation of any merger of the Company or any sale or other disposition of all or substantially all of its assets, of the stockholders of the Company immediately before such transaction own, immediately after consummation of such transaction, equity securities (other than options and other rights to acquire equity securities) possessing less than 50% of the voting power of the surviving or acquiring corporation; or (iv) a change in the majority of the Board of Directors of the Company during any 24-month period without the approval of a majority of directors in office at the beginning of such period. The Board of Directors has determined, and the SERP has been amended to provide, that these additional SERP benefits shall not be paid as a result of any transactions involving the Bidder or Getinge (including any change in a majority of the Board of Directors of the Company).

     Retirement Plan. The MDT Corporation Retirement Plan (the "Retirement Plan") is a profit sharing plan that covers all United States nonunion employees of the Company and its domestic subsidiaries. The Company's contributions to the Retirement Plan amount to three percent of each participant's compensation plus three percent of each participant's compensation in excess of the Social Security wage base. Compensation for this purpose is limited to $150,000. Amounts allocated to a participant's account are subject to a vesting schedule under which a participant would be 20% vested after one year of service and 20% vested for each year of service thereafter, with 100% vesting after five years. Bankers Trust Company acts as trustee for the Retirement Plan. Vested amounts allocated to their accounts will be payable at retirement or other termination of service. The Company has no mandatory retirement age.

     Savings and Thrift Plan. Salaried employees of the Company, including officers, are eligible to participate in the MDT Corporation Savings and Thrift Plan for Salaried Employees (the "Savings Plan"). Participants may contribute up to 6% of their compensation on a before-tax and/or after-tax basis. Compensation for this purpose is limited to $150,000. A participant will receive matching contributions from the Company of up to 50% of these contributions. Subject to certain limitations, participants may make additional contributions, which are not matched by the Company, equal to 10% of compensation on an after-tax basis or 12% of compensation on a before-tax basis. Contributions may be invested, at the election of the participant, in a guaranteed income fund, a balanced asset fund, a diversified equity fund, a bond fund or the Company's Common Stock. Company contributions vest at the rate of 20% after the first year of service and 20% for each subsequent year of service with 100% vesting at the end of five years. Company contributions are automatically vested upon the participant's death, total and permanent disability or attainment of age 65. Benefits under the Savings Plan become distributable to a participant or his beneficiary (in the case of death) upon termination of employment by reason of resignation, discharge, retirement, disability or death.

STOCK OPTIONS

     The Company did not grant stock options or SAR's to any of the Named Executive Officers during the fiscal year ended March 31, 1996, nor did any of the Named Executive Officers exercise any stock options during such fiscal year or hold any "in-the-money" options as of the end of such fiscal year.

     The following table sets forth information concerning the number of unexercised options held by each of the Named Executive Officers on March 31, 1996.

                        FISCAL YEAR-END OPTION HOLDINGS

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED
                                                              OPTIONS AT FY-END (#)
                                                                  EXERCISABLE/
                                NAME                              UNEXERCISABLE
          -------------------------------------------------  -----------------------
          J. Miles Branagan................................       69,653/10,347
          Thomas M. Hein...................................       20,797/19,203
          Melvin K. Nerby..................................            50,000/0
          Charles B. Swenson...............................            50,000/0
          Creighton A. White...............................       15,384/14,616
          Richard G. Kinsey................................       15,384/24,616

     In connection with the Offer and the proposed Merger, all outstanding options have become immediately exercisable and shall remain as such until midnight on June 17, 1996. See "Employee Benefit Plans -- Stock Option Plan."

                              CERTAIN TRANSACTIONS

     Upon commencement of his employment by the Company on July 11, 1988, Mr. Hein, the Company's Vice President, Finance, Chief Financial Officer and Treasurer, received interest-free loans in the aggregate amount of $75,000 to assist him in purchasing a home in the Los Angeles area. In connection with Mr. Hein's relocation to Raleigh, North Carolina, the Compensation Committee agreed to forgive $25,000 of the balance on such loans on each of July 1, 1995, July 1, 1996 and July 1, 1997, subject to his being employed by the Company on such dates. As of March 31, 1996, Mr. Hein's outstanding balance owed on such loans was $50,000. Any outstanding loan is immediately due and payable upon termination of Mr. Hein's employment with the Company for any reason.

     In connection with Mr. Swenson's relocation to Charleston, South Carolina, the Company provided Mr. Swenson with an interest-free loan in the amount of $100,000 to assist him in purchasing a home in the Charleston area. Such loan is immediately due and payable upon the first to occur of (i) the sale of Mr. Swenson's existing residence in Southern California, or (ii) the third anniversary of the date such loan is made. The loan is immediately due and payable upon termination of Mr. Swenson's employment with MDT Diagnostic Company for any reason.

                             SECTION 16 COMPLIANCE

     Based solely upon its review of Forms 3, 4 and 5 and any amendments thereto furnished to the Company, or written representations from certain reporting persons that no other reports were required, the Company does not know of any person who failed to file on a timely basis any reports required under Section 16(a) of the Securities Exchange Act of 1934, as amended.

                 INFORMATION WITH RESPECT TO GETINGE DESIGNEES

     Set forth below are the names, ages, present principal occupations, five year employment history and other directorships held in public companies of the Getinge Designees.

     CARL BENNET, 45, President and Chief Executive Officer of Getinge since 1989. Mr. Bennet has been a director of Scandinavian Recycling AB, a company engaged in the recycling of rubber and metal equipment, since 1993, Metric AB since 1995, Andersson & Bennet AB and Sperlingsholms Kraft AB, a power utility company, since 1991.

     LARS-PETER HARBING, 38, President of the Bidder. Mr. Harbing has also been the President of Getinge International, Inc. since 1994 and was the President of Getinge GmbH from 1991 to 1994.

     JOHAN MALMQVIST, 35, Executive Vice President of Getinge since 1996, President of Arjo and Arjo AB since 1995. Business Area Manager Disinfection, Business Area Manager of Getinge since 1990.

     HARALD CASTLER, 39, Business Area Manager Sterilization -- Health Care Industry of Getinge since 1988.

     ULF GRUNADER, 42, Chief Financial Officer of Getinge since 1993. Auditor with Arthur Andersen & Co. from 1978 to 1992.

     INGMAR JOHANSSON, 46, Technical Director of Getinge since 1989.

SECURITY OWNERSHIP OF GETINGE DESIGNEES

     No Getinge Designee directly or beneficially owns shares of Common Stock of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no transactions or series of transactions, since April 1, 1995, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any of the Getinge Designees had or will have a direct or indirect material interest, nor has any Getinge Designee been indebted to the Company or its subsidiaries in an amount in excess of $60,000 or been involved in a material business relationship with the Company or its subsidiaries.

                                                                     SCHEDULE II

                                   LETTERHEAD

                                                                    May 12, 1996

Board of Directors
MDT Corporation
Stratford Hall, Suite 200
1009 Slater Road
Morrisville, NC 27560

Members of the Board:

     We understand that MDT Corporation (the 'Company') and Getinge Industrier AB ('Getinge') have entered into an Agreement and Plan of Merger dated May 12, 1996 (the 'Agreement'), pursuant to which Getinge will acquire all of the Company's common stock (the 'Shares') for consideration of $4.50 per share in cash (the 'Proposed Transaction'). Pursuant to the Agreement, a wholly-owned subsidiary of Getinge (the 'Subsidiary') shall commence a tender offer for the Shares. Following the successful completion of the tender offer, the Company will be merged with the Subsidiary and become a wholly-owned indirect subsidiary of Getinge. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our inquiry, including but not limited to, the Company's Form 10-K and 10-Q filings with the Securities Exchange Commission and annual reports, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock over the past five years and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have considered the results of the limited solicitation of an indication of interest from a third party with respect to the purchase of all or part of the Company's business. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, except as noted above, you have not authorized us to solicit and, we have not solicited any indications of interest from any third party with respect to the purchase of all or part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Company's Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                    EXHIBIT NAME                                   PAGE
- ------   ------------------------------------------------------------------------------  ----
(a)(1)   Form of letter to stockholders of the Company.................................
(a)(2)   Opinion of Lehman Brothers Inc. dated May 12, 1996............................
(a)(3)   Press release issued by the Company on May 12, 1996...........................
(c)(1)   Agreement and Plan of Merger dated May 12, 1996, among the Company, Getinge and Bidder....................................................................